Exhibit 99.1

Contact for Media and Investors:

Email: ir@service.netease.com

Tel: (+86) 571-8985-3378

NetEase Announces Third Quarter 2025 Unaudited Financial Results

Hangzhou, China, November 20, 2025 - NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase” or the “Company”), a leading internet and game services provider, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Financial Highlights

•	Net revenues were RMB28.4 billion (US$4.0 billion), an increase of 8.2% compared with the same quarter of 2024.

•	Games and related value-added services net revenues were RMB23.3 billion (US$3.3 billion), an increase of 11.8% compared with the same quarter of 2024.

•	Youdao net revenues were RMB1.6 billion (US$228.8 million), an increase of 3.6% compared with the same quarter of 2024.

•	NetEase Cloud Music net revenues were RMB2.0 billion (US$275.9 million), a decrease of 1.8% compared with the same quarter of 2024.

•	Innovative businesses and others net revenues were RMB1.4 billion (US$202.1 million), a decrease of 18.9% compared with the same quarter of 2024.

•	Gross profit was RMB18.2 billion (US$2.6 billion), an increase of 10.3% compared with the same quarter of 2024.

•	Total operating expenses were RMB10.2 billion (US$1.4 billion), an increase of 8.9% compared with the same quarter of 2024.

•	Net income attributable to the Company’s shareholders was RMB8.6 billion (US$1.2 billion). Non-GAAP net income attributable to the Company’s shareholders was RMB9.5 billion (US$1.3 billion).[1]

•	Basic net income per share was US$0.38 (US$1.90 per ADS). Non-GAAP basic net income per share was US$0.42 (US$2.09 per ADS).[1]

[1] As used in this announcement, non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted net income per share and per ADS are defined to exclude share-based compensation expenses. See the unaudited reconciliation of GAAP and non-GAAP results at the end of this announcement.

Third Quarter 2025 and Recent Operational Highlights

•	Showcased strong long-term operating capabilities with enduring player engagement across well-established titles. Notably, Fantasy Westward Journey Online achieved four successive record peak concurrent player counts since the third quarter, reaching a height of 3.58 million. Multiple established titles strengthened player appeal through innovative gameplay updates and crossover synergy events, including Fantasy Westward Journey mobile game, Identity V, Eggy Party, Sword of Justice and Where Winds Meet.

•	Strengthened the global portfolio and pipeline with new games across a variety of genres:

•	Destiny: Rising topped the iOS download chart in multiple regions across Western markets with its August 28 global launch, as well as in China with its October 16 domestic launch.

•	ANANTA sparked substantial enthusiasm with its brand-new experience at Tokyo Games Show 2025’s playtesting session.

•	Sword of Justice and Where Winds Meet hit global markets on November 7 and 14, respectively, bringing captivating, distinctive Wuxia worlds to players everywhere.

•	Sea of Remnants is advancing steadily toward its planned 2026 launch.

•	Blizzard titles continued to deliver enhanced experiences to Chinese players. World of Warcraft launched the long-awaited, China-exclusive Titan Reforged Server on November 18, igniting strong enthusiasm among local players. Diablo II: Resurrected returned to China on August 27, followed by StarCraft II on October 28, while Diablo IV is scheduled to launch on December 12, to deliver another exceptional experience to players in China.

“We delivered another quarter of solid execution, underscoring our healthy growth in China and rising global appeal,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “Over the years, we have honed our innovation capabilities and proven them title after title by delivering exceptional gaming experiences. This edge has afforded us a strong domestic foundation to extend our distinctive, sophisticated games to players worldwide.

“User experience remains the heart of our value system as we look to raise the bar for creativity and tech-inspired games while enriching and expanding our vibrant player community. Through close collaboration with partners and top talent around the world, we aim to create even greater value for players and sustain our momentum across markets,” Mr. Ding concluded.

Third Quarter 2025 Financial Results

Net Revenues

Net revenues for the third quarter of 2025 were RMB28.4 billion (US$4.0 billion), compared with RMB27.9 billion and RMB26.2 billion for the preceding quarter and the same quarter of 2024, respectively.

Net revenues from games and related value-added services were RMB23.3 billion (US$3.3 billion) for the third quarter of 2025, compared with RMB22.8 billion and RMB20.9 billion for the preceding quarter and the same quarter of 2024, respectively. Net revenues from the operation of online games accounted for approximately 97.6% of the segment’s net revenues for the third quarter of 2025, compared with 97.1% and 96.8% for the preceding quarter and the same quarter of 2024, respectively. The quarter-over-quarter increase in online games net revenues was due to higher net revenues from self-developed games such as Fantasy Westward Journey Online and Sword of Justice, as well as certain licensed games. The year-over-year increase was attributable to higher net revenues from self-developed games such as Fantasy Westward Journey Online, Eggy Party and newly-launched Where Winds Meet and Marvel Rivals, as well as certain licensed games.

Net revenues from Youdao were RMB1.6 billion (US$228.8 million) for the third quarter of 2025, compared with RMB1.4 billion and RMB1.6 billion for the preceding quarter and the same quarter of 2024. The quarter-over-quarter increase was due to increased net revenues from its smart devices and online marketing services.

Net revenues from NetEase Cloud Music were RMB2.0 billion (US$275.9 million) for the third quarter of 2025, compared with RMB2.0 billion each for the preceding quarter and the same quarter of 2024.

Net revenues from innovative businesses and others were RMB1.4 billion (US$202.1 million) for the third quarter of 2025, compared with RMB1.7 billion and RMB1.8 billion for the preceding quarter and the same quarter of 2024, respectively. Results from this segment were mainly driven by net revenues from Yanxuan, advertising services and other value-added services, as well as certain inter-segment transaction eliminations. The quarter-over-quarter decrease was led by decreased net revenues from Yanxuan. The year-over-year decrease reflected an increase in certain inter-segment transaction elimination and, to a lesser extent, decreased net revenues from Yanxuan and certain other businesses.

Cost of Revenues

Cost of revenues for the third quarter of 2025 was RMB10.2 billion (US$1.4 billion), compared with RMB9.8 billion and RMB9.7 billion for the preceding quarter and the same quarter of 2024, respectively. Staff-related costs, revenue sharing costs and royalties for licensed games increased quarter-over-quarter and year-over-year.

Gross Profit

Gross profit for the third quarter of 2025 was RMB18.2 billion (US$2.6 billion), compared with RMB18.1 billion and RMB16.5 billion for the preceding quarter and the same quarter of 2024, respectively.

Operating Expenses

Total operating expenses for the third quarter of 2025 were RMB10.2 billion (US$1.4 billion), compared with RMB9.0 billion and RMB9.3 billion for the preceding quarter and the same quarter of 2024, respectively. The quarter-over-quarter and year-over-year increases were primarily due to increased marketing expenditures related to online games.

Other Income/(Expenses)

Other income/(expenses) consisted of investment income, interest income, net exchange losses/(gains) and others. The quarter-over-quarter increase was mainly due to fair value changes of equity security investments in the third quarter of 2025. The year-over-year increase was primarily due to fair value changes of equity security investments and lower net exchange losses in the third quarter of 2025, compared with the same quarter of 2024.

Income Tax

The Company recorded a net income tax charge of RMB1.3 billion (US$184.9 million) for the third quarter of 2025, compared with RMB1.6 billion and RMB1.3 billion for the preceding quarter and the same quarter of 2024, respectively. The effective tax rate for the third quarter of 2025 was 13.0%, compared with 14.7% and 16.1% for the preceding quarter and the same quarter of 2024, respectively. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter.

Net Income and Non-GAAP Net Income

Net income attributable to the Company’s shareholders totaled RMB8.6 billion (US$1.2 billion) for the third quarter of 2025, compared with RMB8.6 billion and RMB6.5 billion for the preceding quarter and the same quarter of 2024, respectively.

Basic net income was US$0.38 per share (US$1.90 per ADS) for the third quarter of 2025, compared with US$0.38 per share (US$1.89 per ADS) and US$0.29 per share (US$1.44 per ADS) for the preceding quarter and the same quarter of 2024, respectively.

Non-GAAP net income attributable to the Company’s shareholders totaled RMB9.5 billion (US$1.3 billion) for the third quarter of 2025, compared with RMB9.5 billion and RMB7.5 billion for the preceding quarter and the same quarter of 2024, respectively.

Non-GAAP basic net income was US$0.42 per share (US$2.09 per ADS) for the third quarter of 2025, compared with US$0.42 per share (US$2.10 per ADS) and US$0.33 per share (US$1.65 per ADS) for the preceding quarter and the same quarter of 2024, respectively.

Other Financial Information

As of September 30, 2025, the Company’s net cash (total cash and cash equivalents, current and non-current time deposits and restricted cash, as well as short-term investments balance, minus short-term and long-term loans) totaled RMB153.2 billion (US$21.5 billion), compared with RMB131.5 billion as of December 31, 2024. Net cash provided by operating activities was RMB12.9 billion (US$1.8 billion) for the third quarter of 2025, compared with RMB10.9 billion and RMB10.6 billion for the preceding quarter and the third quarter of 2024, respectively.

Quarterly Dividend

The board of directors approved a dividend of US$0.1140 per share (US$0.5700 per ADS) for the third quarter of 2025 to holders of ordinary shares and holders of ADSs as of the close of business on December 5, 2025, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, no later than 4:30 p.m. on December 5, 2025 (Beijing/Hong Kong Time). The payment date is expected to be December 16, 2025 for holders of ordinary shares and on or around December 19, 2025, for holders of ADSs.

NetEase paid a dividend of US$0.1140 per share (US$0.5700 per ADS) for the second quarter of 2025 in September 2025.

Under the Company’s current dividend policy, the determination to make dividend distributions and the amount of such distribution in any particular quarter will be made at the discretion of its board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Share Repurchase Program

The Company announced today that its previously approved share repurchase program of up to US$5.0 billion of the Company’s ADSs and ordinary shares in open market or other transactions will be extended for an additional 36 months until January 9, 2029. As of September 30, 2025, approximately 22.1 million ADSs had been repurchased under this program for a total cost of US$2.0 billion.

The extent to which NetEase repurchases its ADSs and its ordinary shares depends upon a variety of factors, including market conditions. These programs may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this announcement are presented solely for the convenience of the reader. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with a simultaneous webcast at 7:00 a.m. Eastern Time on Thursday, November 20, 2025 (Beijing/Hong Kong Time: 8:00 p.m., Thursday, November 20, 2025). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-914-202-3258 and providing conference ID: 10051135, 15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-855-883-1031 and entering PIN: 10051135. The replay will be available through November 27, 2025.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com/.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase”) is a leading internet and game services provider centered around premium content. With extensive offerings across its expanding gaming ecosystem, the Company develops and operates some of the most popular and longest-running mobile and PC games available in China and globally.

Powered by one of the largest in-house game R&D teams focused on mobile, PC and console, NetEase creates superior gaming experiences, inspires players, and passionately delivers value for its thriving community worldwide. By infusing play with culture, and education with technology, NetEase transforms gaming into a meaningful vehicle to build a more entertaining and enlightened world.

Beyond games, NetEase service offerings include its majority-controlled subsidiaries Youdao (NYSE: DAO), an intelligent learning and advertising solutions provider, and NetEase Cloud Music (HKEX: 9899), a well-known online music platform featuring a vibrant content community, as well as Yanxuan, NetEase’s private-label consumer lifestyle brand.

For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This announcement contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. In addition, statements that are not historical facts, including statements about NetEase’s strategies and business plans, its expectations regarding the growth of its business and its revenue and the quotations from management in this announcement are or contain forward-looking statements. NetEase may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online games market will not continue to grow or that NetEase will not be able to maintain its position in that market in China or globally; risks associated with NetEase’s business and operating strategies and its ability to implement such strategies; NetEase’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; potential changes in regulatory environment in the markets where NetEase operates; the risk that NetEase may not be able to continuously develop new and creative online services or that NetEase will not be able to set, or follow in a timely manner, trends in the market; risks related to evolving economic cycles and geopolitical tensions, including the direct or indirect impacts of national trade, investment, protectionist, tax or other laws or policies as well as export controls and economic or trade sanctions; risks related to the expansion of NetEase’s businesses and operations internationally; risks associated with cybersecurity threats or incidents; and fluctuations in foreign currency exchange rates that could adversely affect NetEase's business and financial results. Further information regarding these and other risks is included in NetEase’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted net income per ADS and per share, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses. NetEase believes that this non-GAAP financial measure provides useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of expense/ income that affect our operations. Share-based compensation expenses have been and may continue to be incurred in NetEase’s business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See the unaudited reconciliation of GAAP and non-GAAP results at the end of this announcement. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,	September 30,	September 30,
	2024	2025	2025
	RMB	RMB	USD (Note 1)
Assets
Current assets:
Cash and cash equivalents	51,383,310	31,326,752	4,400,443
Time deposits	75,441,355	93,551,844	13,141,150
Restricted cash	3,086,405	8,654,295	1,215,662
Accounts receivable, net	5,669,027	5,962,060	837,486
Inventories	571,548	637,325	89,525
Prepayments and other current assets, net	6,416,868	6,863,085	964,050
Short-term investments	10,756,143	24,214,436	3,401,382
Total current assets	153,324,656	171,209,797	24,049,698

Non-current assets:
Property, equipment and software, net	8,520,101	8,517,182	1,196,401
Land use rights, net	4,172,465	4,078,719	572,934
Deferred tax assets	1,113,435	2,612,046	366,912
Time deposits	3,025,000	2,845,000	399,635
Restricted cash	5,208	3,900	548
Other long-term assets	25,830,685	25,222,219	3,542,944
Total non-current assets	42,666,894	43,279,066	6,079,374
Total assets	195,991,550	214,488,863	30,129,072

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity
Current liabilities:
Accounts payable	720,549	718,393	100,912
Salary and welfare payables	4,683,009	3,004,519	422,042
Taxes payable	2,759,185	4,312,685	605,799
Short-term loans	11,805,051	7,349,967	1,032,444
Contract liabilities	15,299,222	19,473,595	2,735,440
Accrued liabilities and other payables	14,400,641	15,229,406	2,139,262
Total current liabilities	49,667,657	50,088,565	7,035,899

Non-current liabilities:
Deferred tax liabilities	2,173,117	2,212,733	310,821
Long-term loans	427,997	-	-
Other long-term liabilities	1,228,641	1,255,583	176,371
Total non-current liabilities	3,829,755	3,468,316	487,192
Total liabilities	53,497,412	53,556,881	7,523,091

Redeemable noncontrolling interests	84,272	89,465	12,567

NetEase,Inc.’s shareholders’ equity	138,685,606	156,256,172	21,949,174
Noncontrolling interests	3,724,260	4,586,345	644,240
Total equity	142,409,866	160,842,517	22,593,414

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	195,991,550	214,488,863	30,129,072

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data or per ADS data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues	26,209,879	27,891,664	28,358,625	3,983,512	78,547,425	85,078,834	11,950,953
Cost of revenues	(9,733,274)	(9,839,182)	(10,181,020)	(1,430,119)	(29,012,682)	(30,369,341)	(4,265,956)
Gross profit	16,476,605	18,052,482	18,177,605	2,553,393	49,534,743	54,709,493	7,684,997

Operating expenses:
Selling and marketing expenses	(3,805,071)	(3,578,174)	(4,457,675)	(626,166)	(11,329,012)	(10,731,446)	(1,507,437)
General and administrative expenses	(1,100,328)	(1,056,578)	(1,164,573)	(163,587)	(3,388,244)	(3,177,488)	(446,339)
Research and development expenses	(4,424,469)	(4,356,646)	(4,541,891)	(637,996)	(13,054,944)	(13,284,850)	(1,866,112)
Total operating expenses	(9,329,868)	(8,991,398)	(10,164,139)	(1,427,749)	(27,772,200)	(27,193,784)	(3,819,888)
Operating profit	7,146,737	9,061,084	8,013,466	1,125,644	21,762,543	27,515,709	3,865,109

Other income/(expenses):
Investment income, net	578,398	328,444	1,379,402	193,763	861,363	2,400,597	337,210
Interest income, net	1,282,766	953,490	936,706	131,578	3,746,582	2,951,082	414,536
Exchange (losses)/gains, net	(1,055,518)	114,037	(373,812)	(52,509)	(1,279,882)	(257,972)	(36,237)
Other, net	43,600	192,167	153,198	21,520	323,182	600,680	84,377
Income before tax	7,995,983	10,649,222	10,108,960	1,419,996	25,413,788	33,210,096	4,664,995
Income tax	(1,289,545)	(1,560,757)	(1,316,356)	(184,907)	(4,076,394)	(4,782,256)	(671,760)
Net income	6,706,438	9,088,465	8,792,604	1,235,089	21,337,394	28,427,840	3,993,235

Accretion of redeemable noncontrolling interests	(962)	(1,051)	(1,044)	(147)	(2,880)	(3,144)	(442)
Net income attributable to noncontrolling interests and redeemable noncontrolling interests	(167,041)	(486,404)	(175,883)	(24,706)	(403,384)	(906,852)	(127,385)
Net income attributable to the Company’s shareholders	6,538,435	8,601,010	8,615,677	1,210,236	20,931,130	27,517,844	3,865,408

Net income per share *
Basic	2.04	2.70	2.70	0.38	6.52	8.64	1.21
Diluted	2.03	2.67	2.67	0.38	6.46	8.55	1.20

Net income per ADS *
Basic	10.22	13.49	13.50	1.90	32.61	43.20	6.07
Diluted	10.14	13.36	13.36	1.88	32.30	42.77	6.01

Weighted average number of ordinary shares used in calculating net income per share *
Basic	3,198,646	3,188,634	3,191,231	3,191,231	3,209,298	3,184,651	3,184,651
Diluted	3,224,110	3,214,681	3,223,497	3,223,497	3,238,834	3,214,910	3,214,910

*  Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	6,706,438	9,088,465	8,792,604	1,235,089	21,337,394	28,427,840	3,993,235
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	520,567	428,427	617,872	86,792	1,720,447	1,527,060	214,505
Fair value changes of equity security, other investments and financial instruments	(824,608)	55,715	(1,965,526)	(276,096)	(1,200,753)	(2,468,310)	(346,721)
Impairment losses on investments	529,668	161,463	1,616,146	227,019	868,826	1,866,680	262,211
Fair value changes of short-term investments	(100,071)	(344,604)	(278,636)	(39,140)	(289,176)	(824,849)	(115,866)
Share-based compensation cost	978,139	946,395	902,201	126,732	2,951,495	2,800,468	393,379
Allowance for expected credit losses	36,022	153,179	180,085	25,296	56,903	350,035	49,169
(Gains)/losses on disposal of property, equipment and software	(2,920)	(30,920)	404	57	(1,114)	(10,223)	(1,436)
Unrealized exchange losses/(gains)	1,050,644	(165,662)	368,559	51,771	823,824	174,444	24,504
Gains on disposal of long-term investments, business, subsidiaries and other financial instruments	(118,046)	(141,078)	(38,072)	(5,348)	(272,647)	(167,475)	(23,525)
Deferred income taxes	711,639	(853,764)	(933,553)	(131,135)	(83,383)	(1,459,045)	(204,951)
Share of results on equity method investees	(28,466)	13,479	1,389,265	195,149	175,005	1,384,076	194,420
Changes in operating assets and liabilities:
Accounts receivable	146,758	953,295	(194,823)	(27,367)	198,525	(330,488)	(46,423)
Inventories	(39,285)	(73,944)	(45,582)	(6,403)	81,645	(65,753)	(9,236)
Prepayments and other assets	(1,234,390)	583,484	(889,519)	(124,950)	(377,394)	(601,213)	(84,452)
Accounts payable	6,316	119,644	16,042	2,253	(127,547)	(12,390)	(1,740)
Salary and welfare payables	(670,750)	920,662	(566,362)	(79,556)	(1,970,300)	(1,730,811)	(243,126)
Taxes payable	224,015	(764,372)	517,353	72,672	33,137	1,549,104	217,601
Contract liabilities	1,928,060	(718,719)	2,579,424	362,330	2,231,822	4,386,903	616,225
Accrued liabilities and other payables	755,882	530,718	880,072	123,623	507,904	1,120,416	157,383
Net cash provided by operating activities	10,575,612	10,861,863	12,947,954	1,818,788	26,664,613	35,916,469	5,045,156

Cash flows from investing activities:
Purchase of property, equipment and software	(379,520)	(189,842)	(283,645)	(39,843)	(963,418)	(927,558)	(130,293)
Proceeds from sale of property, equipment and software	1,072	21,499	1,261	177	5,238	24,096	3,385
Purchase of intangible assets, content and licensed copyrights	(222,247)	(313,349)	(190,983)	(26,827)	(810,601)	(803,103)	(112,811)
Net changes of short-term investments with terms of three months or less	1,585,395	776,428	(1,111,376)	(156,114)	(4,207,245)	(6,473,504)	(909,328)
Purchase of short-term investments with terms over three months	(3,675,000)	(5,800,000)	(7,270,000)	(1,021,211)	(3,675,000)	(16,040,000)	(2,253,126)
Proceeds from maturities of short-term investments with terms over three months	-	5,745,454	1,426,005	200,310	-	9,880,060	1,387,844
Investment in long-term investments and acquisition of subsidiaries	(226,086)	(2,741,641)	(95,169)	(13,368)	(901,340)	(2,927,776)	(411,262)
Proceeds from disposal of long-term investments, businesses, subsidiaries and other financial instruments	1,541,338	784,855	1,554,537	218,365	2,467,443	2,416,820	339,489
Placement/rollover of matured time deposits	(36,766,094)	(27,980,605)	(49,326,969)	(6,928,918)	(133,100,536)	(126,909,381)	(17,826,855)
Proceeds from maturities of time deposits	37,546,192	33,617,510	30,600,384	4,298,410	138,806,413	108,144,376	15,190,950
Change in other long-term assets	(125,911)	(27,367)	75,342	10,583	(333,079)	47,297	6,644
Net cash (used in)/provided by investing activities	(720,861)	3,892,942	(24,620,613)	(3,458,436)	(2,712,125)	(33,568,673)	(4,715,363)

Cash flows from financing activities:
Net changes from loans with terms of three months or less	(4,778,301)	2,017,570	536,886	75,416	(7,263,080)	300,041	42,146
Proceeds of loans with terms over three months	5,395,810	1,231,000	1,481,550	208,112	13,463,080	5,460,100	766,976
Payment of loans with terms over three months	(3,100,520)	(1,804,730)	(5,879,605)	(825,903)	(14,739,347)	(10,620,012)	(1,491,784)
Net amounts (paid)/received related to repurchase of or capital contribution from noncontrolling interests shareholders	(8,394)	42,400	18,072	2,539	84,392	102,989	14,467
Net amount (paid)/received related to repurchase of NetEase’s ADSs/purchase of subsidiaries’ ADSs and shares	(3,994,212)	(355,563)	35,227	4,948	(7,235,022)	(623,937)	(87,644)
Dividends paid to NetEase’s shareholders	(1,972,928)	(3,082,122)	(2,583,740)	(362,936)	(9,182,743)	(11,250,394)	(1,580,333)
Net cash used in financing activities	(8,458,545)	(1,951,445)	(6,391,610)	(897,824)	(24,872,720)	(16,631,213)	(2,336,172)

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	(68,136)	(31,749)	(117,878)	(16,558)	(103,040)	(206,559)	(29,015)
Net increase/ (decrease) in cash, cash equivalents and restricted cash	1,328,070	12,771,611	(18,182,147)	(2,554,030)	(1,023,272)	(14,489,976)	(2,035,394)
Cash, cash equivalents and restricted cash, at the beginning of the period	21,855,316	45,395,483	58,167,094	8,170,683	24,206,658	54,474,923	7,652,047
Cash, cash equivalents and restricted cash, at the end of the period	23,183,386	58,167,094	39,984,947	5,616,653	23,183,386	39,984,947	5,616,653

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net	554,867	2,184,556	1,967,228	276,335	4,586,071	5,358,339	752,681
Cash paid for interest expenses	165,881	64,366	207,879	29,201	465,279	369,669	51,927

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(in thousands)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues:
Games and related value-added services	20,864,036	22,806,459	23,327,508	3,276,796	62,380,233	70,181,974	9,858,403
Youdao	1,572,541	1,417,541	1,628,524	228,757	4,286,121	4,344,327	610,244
NetEase Cloud Music	1,999,163	1,968,729	1,964,063	275,890	6,069,656	5,791,180	813,482
Innovative businesses and others	1,774,139	1,698,935	1,438,530	202,069	5,811,415	4,761,353	668,824
Total net revenues	26,209,879	27,891,664	28,358,625	3,983,512	78,547,425	85,078,834	11,950,953

Cost of revenues:
Games and related value-added services	(6,503,146)	(6,792,240)	(7,151,130)	(1,004,513)	(19,067,061)	(21,438,632)	(3,011,467)
Youdao	(783,085)	(808,181)	(940,661)	(132,134)	(2,178,383)	(2,432,877)	(341,744)
NetEase Cloud Music	(1,343,921)	(1,258,855)	(1,269,289)	(178,296)	(3,988,683)	(3,703,921)	(520,287)
Innovative businesses and others	(1,103,122)	(979,906)	(819,940)	(115,176)	(3,778,555)	(2,793,911)	(392,458)
Total cost of revenues	(9,733,274)	(9,839,182)	(10,181,020)	(1,430,119)	(29,012,682)	(30,369,341)	(4,265,956)

Gross profit:
Games and related value-added services	14,360,890	16,014,219	16,176,378	2,272,283	43,313,172	48,743,342	6,846,936
Youdao	789,456	609,360	687,863	96,623	2,107,738	1,911,450	268,500
NetEase Cloud Music	655,242	709,874	694,774	97,594	2,080,973	2,087,259	293,195
Innovative businesses and others	671,017	719,029	618,590	86,893	2,032,860	1,967,442	276,366
Total gross profit	16,476,605	18,052,482	18,177,605	2,553,393	49,534,743	54,709,493	7,684,997

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB7.1190 on the last trading day of September 2025 (September 30, 2025) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on September 30, 2025, or at any other certain date.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenues	306,283	291,326	267,472	37,572	881,167	792,509	111,323
Operating expenses
Selling and marketing expenses	36,365	37,300	29,063	4,082	97,099	98,941	13,898
General and administrative expenses	247,440	207,202	209,916	29,487	823,426	678,377	95,291
Research and development expenses	388,051	410,567	395,750	55,591	1,149,803	1,230,641	172,867

The accompanying notes are an integral part of this announcement.

Note 3: The financial information prepared and presented in this announcement might be different from those published and to be published by NetEase’s listed subsidiary to meet the disclosure requirements under different accounting standards requirements.

Note 4: The unaudited reconciliation of GAAP and non-GAAP results is set out as follows in RMB and USD (in thousands, except per share data or per ADS data):

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	6,538,435	8,601,010	8,615,677	1,210,236	20,931,130	27,517,844	3,865,408
Add: Share-based compensation	960,706	930,921	886,380	124,509	2,897,543	2,752,871	386,693
Non-GAAP net income attributable to the Company’s shareholders	7,499,141	9,531,931	9,502,057	1,334,745	23,828,673	30,270,715	4,252,101

Non-GAAP net income per share *
Basic	2.34	2.99	2.98	0.42	7.42	9.51	1.34
Diluted	2.33	2.96	2.95	0.41	7.35	9.41	1.32

Non-GAAP net income per ADS *
Basic	11.72	14.95	14.89	2.09	37.12	47.53	6.68
Diluted	11.63	14.81	14.73	2.07	36.77	47.05	6.61

*  Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.